                                     UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                                   Foxby Corp.
-----------------------------------------------------------------------------
                                (Name of Issuer)
-----------------------------------------------------------------------------

                                  Common Stock
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    351645106
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gregg T. Abella
                   Investment Partners Asset Management, Inc.
                                One Highland Avenue
                           Metuchen, New Jersey 08840
                                  732-205-0391

-----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 29, 2009

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 351645106
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Investment Partners Asset Management, Inc.
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [ ]
---------------------------------------------------------------------------
3     SEC USE ONLY
---------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
---------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
- - ----- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
---------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                   71,873.3564
                      -----------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                      177,997.0486
OWNED BY              -----------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                             71,873.3564
                      ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                  177,997.0486
---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            249,870.4050
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   [ ]
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.57%
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            IA
---------------------------------------------------------------------------

Item 1. Security and Issuer

     Foxby Corp. is located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

     The  reporting  person is Investment  Partners  Asset  Management,  Inc., a corporation  organized  in the  State  of  Delaware  that  does  business  as an investment  adviser.  Its  principal  office is located at One Highland  Avenue,
Metuchen, NJ 08840. During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

     The purpose of the acquisition is investment. The reporting person may from time to time recommend  actions to the issuer's board of directors or management for the purpose of increasing the market value of the issuer's shares generally.
A proposal dated April 29, 2009,  for inclusion in the issuer's proxy  statement under  Rule  14a-8,  from a  client  for  whom  the  reporting  person  has sole dispositive power and sole voting power, is attached as an exhibit hereto.  That proposal, if adopted by the shareholders, will request the board of directors of the issuer to consider seeking an appropriate  registered investment company, or series  thereof  (including  other Winmill  funds),  with the potential  goal of effecting a merger or similar transaction with such company or series that is in the best interests of the issuer and its shareholders.

Item 5. Interest in Securities of the Issuer

a) The  reporting  person  believes that the number of shares of the issuer that are  outstanding  is 2,610,050 as of December  31,  2008,  based on  information provided in the issuer's most recent annual  report.  As of April 30, 2009,  the reporting  person may have been  deemed  the  beneficial  owner of  249,870.4050 shares, or approximately 9.57% of the total number of shares outstanding.

b) The reporting  person has sole power to vote and sole  dispositive  power for
71,873.3564  shares,  or  approximately  2.75% of the  total  number  of  shares outstanding, held by one of its clients, the Remington Value & Special Situation
Fund, LLC.

The reporting  person has shared voting power and shared  dispositive  power for
177,997.0486  shares,   approximately  6.82%  of  the  total  number  of  shares
outstanding.

c) Clients of the reporting person have not purchased nor sold any shares of the issuer within the past 60 days.

d) Clients  of the  reporting  person are  entitled  to receive  all  dividends, distributions and proceeds of sale.

e) Not Applicable

Item 6.    Contracts, Arrangements, Understandings, or Relationships with
           Respect to Securities of the Issuer

           None

Item 7.    Material to be Filed as Exhibits

           Letter to Foxby Corp., dated April 29, 2009, and attached Rule 14a-8 proposal.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this Statement is true,  complete and correct.

Date:  May 1, 2009

                                Investment Partners Asset Management, Inc.

                                         By: /s/ Gregg T. Abella
                                             --------------------------
                                             Name:  Gregg T. Abella
                                             Title: Officer